ASML 2008 First Quarter Results ASML continues to execute its leadership strategy and expects gradual order pick-up April 16, 2008

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward- looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

ASML - the world's largest supplier of lithography equipment Source: Semi & ASML Leadership in immersion for volume chip manufacturing ASML Canon Nikon East 65 11 24 West North Canon 11% ASML 65% Nikon 24% ASML AMAT TELL KLA East 22 32 25 11 10 West North KLA Tencor ASML Tokyo Electron Lam Research Applied Materials 2003 2004 2005 2006 2007 Q1 1543 2465 2529 3597 3768 Revenue evolution Top 5 semiconductor equipment suppliers Market share 2007

Agenda Market Business summary Outlook

Market

Market in general Global economic weakness drives slowdown of overall 2008 semiconductor capex forecast by analysts and customers DRAM makers reduce capacity plan and are driving prices of memory chips up Two Flash makers delay new factories, flash prices continue to be weak Customer factory utilization rates remain high Independent market researchers are uncertain about semiconductor growth rates

Industry analyst 2008 memory forecasts Source: ASML MCC 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 Gartner 31 18 20 21 IC Insights 15 15 18 18 8 VLSIR 12 14 14 14.5 14.5 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 Gartner 49 51 52 40 IC Insights 33 33 20 20 35 VLSIR 28 29 29 28 27.5 Unit Growth Time of Forecast DRAM Unit Growth NAND Unit Growth Gartner IC Insights VLSIR

ASML affected by changing market environment Recent capacity delay decisions by one DRAM factory expansion and two new Flash factories Rationalization efforts amongst Taiwanese DRAM players ongoing Overall economic growth uncertainty delaying capex decisions for Foundries Demand for immersion tools remain strong

ASML's assessment of 2008 worldwide lithography demand March 2008 ASML shipped 260 machines in 2007 with ASP of &128; 12.9 million ASML expects market share gains and substantial ASP growth in 2008 Numbers include new and used equipment Source: ASML April 2008 April 2008

ASML technology leader

Source: ASML Immersion technology used in volume production for 55 nm resolution and beyond ASML immersion installed base 86 tools 25 in the US 53 in ASIA, (16 in Japan) 8 in Europe

Immersion: Fastest technology transition to date 0 1 2 3 4 5 6 7 Jan '05 Mar '05 May '05 Jul '05 Sep '05 Nov '05 Jan '06 Mar '06 May '06 Jul '06 Sep '06 Nov '06 Jan '07 Mar '07 May '07 Jul '07 Sep '07 Nov '07 Jan '08 # wafers exposed on ASML immersion systems (millions) XT:1700i 1st shipment XT:1400i 1st shipment XT:1900i 1st shipment Volume production 8 Source: IEEE 2007, Toshiba Day 1 Day 2 Day 3 Day 4 Day 5 Day 6 Day 7 Peak East 2200 2100 2150 2125 2075 1950 2200 2750 >2750 9

Next generation lithography: EUV Prototypes shipped in 2006 Pilot production machine to ship in early 2010 Albany Leuven

The world's first chips using full-field EUV SRAM cell and full working transistor showed in February 2008 Alpha Demo Tool EUV print 15 GB 3D thick mask panoramic simulation Reference 193 nm print of SRAM bit cell RHEM XP4502J Sample NMOS transistor curve from EUV wafer 0 0 0 0 0 0 0 0 0 0 1 1 1 1 Vg log(Id) Albany Alliance EUV Program RHEM XP4502J Full size AMD Typhoon1 33 mm 22 mm Full size AMD Typhoon1 33 mm 22 mm

Business summary

Q1 results 8th consecutive quarter with sales over &128; 900 million Solid operating margin of 20.5% Cash generation &128; 263 million from operations Backlog at &128;1,167 million, 65 systems Booked 26 systems Shipped 14 immersion tools Record average selling price for new shipped systems of &128; 18.7 million

2003 2004 2005 2006 2007* 2008 Q1 318 453 685 629 949 919 Q2 329 616 763 942 930 Q3 370 611 533 958 934 Q4 526 785 548 1068 955 Total net sales M&128; 1,543 2,465 2,529 3,597 3,768 *2007 numbers are adjusted retrospectively with respect to the change in accounting policy.

Net sales breakdown in value: Q1 2008 Memory Foundry IDM R&D East 64 13 23 5 West North End-use Foundry 13% Memory 64% IDM 23% Numbers have been rounded for readers' convenience Technology KrF ArF dry ArF immersion I line East 14 32 51 3 West North KrF 14% i-Line 3% ArF immersion 51% ArF dry 32% ROW U.S.A Europe Taiwan Korea China Japan ROW Stp 24 7 15 32 14 7 1 West North USA 24% Taiwan 15% Korea 32% Japan 7% Europe 7% China 14% ArF immersion ArF dry KrF i-Line Q1 14 14 13 9 Sales in Units Region Other 1%

* 2007 numbers are adjusted retrospectively with respect to the change in accounting policy. Numbers have been rounded for readers' convenience. Consolidated statement of operations M&128;

Key financial trends 2007 - 2008 Consolidated statement of operations M&128; * 2007 numbers are adjusted retrospectively with respect to the change in accounting policy. Numbers have been rounded for readers' convenience.

Cash flow M&128; * 2007 numbers are adjusted retrospectively with respect to the change in accounting policy. Numbers have been rounded for readers' convenience.

Balance sheet as of March 30th, 2008 M&128; * 2007 numbers are adjusted retrospectively with respect to the change in accounting policy. Numbers have been rounded for readers' convenience.

77% of backlog or &128; 896 million system sales carry Q2 + Q3 shipment dates Q1 net bookings of 26 systems with a value of &128; 312 million including 17 new tools with an ASP of &128; 15.7 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period Numbers have been rounded for readers' convenience Backlog as of March 30th, 2008

Backlog: value and litho units Backlog Jan 03 39541 Jul 03 Oct 03 Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Backlog value 1030 870 678 859 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 Systems 103 93 62 91 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 65 Backlog units

Backlog lithography in value per March 30th, 2008 Total value M&128; 1,167 Technology i-Line 3% ArF immersion 57% KrF 9% ArF dry 31% Region USA 20% Taiwan 13% Korea 30% Other 6% Europe 13% Japan 9% China 9% End-use Memory 56% IDM 30% Foundry 14% Numbers have been rounded for readers' convenience

Outlook

Q2 2008 outlook ASML expects to ship 42 systems ASP for new + refurbished systems expected to be &128; 17.0 million Gross margin approximately 40% R&D is expected at &128; 130 million net of credit SG&A is expected at &128; 58 million Given current market weakness, we are trimming Manufacturing and SG&A variable costs for 2008 second half while keeping R&D stable

Outlook Order pattern translates into weaker net sales for next 2 quarters bringing our current full year sales estimate to about 10% less than our record sales number in 2007 We expect gradual unit order pick-up from Q2 onwards, due to: Improvements in memory supply/demand balance Volume production ramps of 45nm node Flash memory to start in H2 2008 ASML 's market share gains Due to advanced technology tool mix, Q2 bookings value increase will be significant